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                           January 20, 2022

       Yandai Wang
       Chief Executive Officer
       SOS Limited
       Building 6, East Seaview Park
       298 Haijing Road, Yinzhu Street
       West Coast New District, Qingdoa City
       Shandong Province 266400
       People's Republic of China

                                                        Re: SOS Limited
                                                            Form 20-F for the
fiscal period ending December 31, 2020
                                                            Filed May 5, 2021
                                                            Form 20-F/A for the
fiscal period ending December 31, 2020
                                                            Filed October 12,
2021
                                                            Form 20-F/A for the
fiscal period ending December 31, 2020
                                                            Filed January 7,
2022
                                                            File No. 001-38051

       Dear Mr. Wang:

              We have reviewed your January 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 17, 2021 letter.

       Form 20-F for the fiscal period ending December 31, 2020

       Part 1, page 1

   1. We note your revised disclosures in the 20-F/A No. 2 in response to prior comment 3.
                                                        However, we note on
page 1 in both Part 1 and Item 3. Key Information you continue to
 Yandai Wang
FirstName  LastNameYandai Wang
SOS Limited
Comapany
January 20,NameSOS
            2022    Limited
January
Page 2 20, 2022 Page 2
FirstName LastName
         disclose that    VIE Agreements are designed to provide our
wholly-foreign owned entity
         (   WFOE   ), Qingdao SOS Investment Management Co., Ltd., with the
power, rights, and
         obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including absolute control rights and the rights to the assets, property, and revenues of the VIE." As previously requested, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that, you are the primary beneficiary of the VIE for accounting purposes. Please revise your disclosures accordingly.

         Provide us with your proposed disclosure prior to filing future amendments.

Item 3. Key Information, page 1

2. We note your revised disclosures in the 20-F/A No. 2 in response to prior comments 6 and
         7. Please address the following:

                Revise your Introduction on page iv to disclose which entity you refer to as
                 Parent(s)   ;
                Present the consolidating financial statements on pages 52 and 53 together with your consolidated statement of cash flow in your Contractual Agreements between WFOE and VIE discussion beginning on page 2 in Item 3;
                Provide us and disclose in tabular form condensed consolidating schedules -
              depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately
              - as of the same dates and for the same periods for which audited consolidated financial statements are required. In this regard we note the schedules for 2018 and
              2019 were omitted from the amendment filed January 7, 2022 however audited consolidated financial statements for 2018 and 2019 are included in the filing;
                Tell us and disclose how you account for    Parents
investments in subsidiaries and
              VIEs and where such investments are recognized in the condensed consolidating financial statements;
                Provide us and disclose a rollforward of investment in subsidiaries and VIEs that
              reconciles to    Parents    investment in subsidiaries and VIEs
or tell why this is not
              applicable;
                Tell us and disclose the nature of Other receivables     net
and the basis for the
              offsetting eliminating    Adjustment effect    of $51,639 to
Other payables in the
              condensed consolidating balance sheet as of December 31, 2020 as disclosed on page
              52;
                Tell us why you have included the    Inter-company account
reconciliation and
              elimination    and the    Long-term investment    schedule on
pages 53 and 54 and how
 Yandai Wang
FirstName  LastNameYandai Wang
SOS Limited
Comapany
January 20,NameSOS
            2022    Limited
January
Page 3 20, 2022 Page 3
FirstName LastName
              this information reconciles to the related consolidated financial statements;
                Tell us and disclose how Cash and Cash Equivalents -    Parents
   of $1,450 at the end
              of the year for 2020 disclosed on page 5, related to    Parents
 operating expenses for
              the year ended December 31, 2021 on page 53, was transferred through your organization based on the terms of your VIE agreements disclosed on pages 2 and 3;
                You disclose on page 5    cash owed by VIEs to non-VIEs
amounted to $43.57 million
              as of December 31, 2020.    and    no cash was owed to non-VIE
entities as of
              December 31, 2020.    Reconcile these statements and revise your
disclosure
              accordingly; and
                You disclose that the Company sold 2,600,000 ADSs and warrants to purchase
              2,600,000 ADSs issued in a registered direct offering that closed on December 24,
              2020, and received net proceeds of $3.6 million and that the funds were subsequently transferred to the VIEs via WFOE. Tell us and revise your disclosures to explain
              why this transaction is not reflected in    Parents    condensed
consolidated cash flow
              on page 5.

         Provide us with your proposed disclosure prior to filing future amendments.


PCAOB Inspection, page 5

3. Please disclose whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company.

         Provide us with your proposed disclosure prior to filing future amendments.

D. Risk Factors
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the
PCAOB is unable to inspect ..., page 28

4. We note your disclosure that the SEC has announced that the staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act. Please update your disclosure to reflect that on December 2, 2021, the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

         Provide us with your proposed disclosure prior to filing future amendments.


       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions.
 Yandai Wang
SOS Limited
January 20, 2022
Page 4




FirstName LastNameYandai Wang   Sincerely,
Comapany NameSOS Limited
                                Division of Corporation Finance
January 20, 2022 Page 4         Office of Finance
FirstName LastName